EXHIBIT 4.3

March 28, 2001

Michael J. Black
1220 Crummell Avenue
Annapolis, MD  21403


Dear Mr. Black:

This letter sets forth our agreement with respect to an offer to sell up to 395,000 shares (the "Shares") of common stock of H-Quotient, Inc., (the "Company") owned by you.

         We agree:

               The Company shall register the Shares with the Securities and Exchange Commission on or about March 28, 2001 by filing a Registration Statement on Form S-8.

               The Shares, after the effective date of the Registration Statement, may be sold by you from time to time in one or more transactions in the public market on the Over-the Counter ("OTC") market, in private transactions or in a combination thereof.

               With respect to public transactions, we agree that the following will apply:

               No more than an amount equal to five percent (5%) of the previous trading day's volume shall be sold on any trading day;

               No more than 700 shares will be sold in any sixty minute period during the trading day;

               The Shares to be sold through a mutually agreed upon registered broker/dealer who will be authorized to disclose the trading records of all OTC transactions under this Agreement to the Company or its designated representative. In this connection the respective parties agree that such consent shall not be unreasonably withheld or delayed.

               Any changes or amendments to the above trading provisions must be mutually agreed to by both parties to this Agreement.

Please indicate your acceptance of these terms and conditions by signing where indicated below.

Sincerely,

/s/ Douglas A. Cohn
-----------------------------
Douglas A. Cohn
President and Chief Executive
Officer


Agreed to and accepted by:

/s/  Michael J. Black
-----------------------------
Michael J. Black